March 5, 2025

Via Electronic Mail and Courier

Mr. Nicholas S. Di Lorenzo, Secretary

Eaton Vance California Municipal Bond Fund

One Post Office Square, Boston

Massachusetts 02109

Re: Eaton Vance California Municipal Bond Fund (the "Fund")

Dear Mr. Di Lorenzo,

Saba Capital Management, L.P. ("Saba") is the investment adviser to Saba Capital Master Fund, Ltd. (the "Proponent"), the owner of 735,623 shares of common stock, par value $0.01 per share of the Fund (the "Common Shares"). The Proponent has held Common Shares representing a market value of $25,000 or more continuously for more than one year prior to and including the date hereof.

In accordance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Saba, on behalf of the Proponent, submits the following proposal for presentation to the Fund's stockholders at the Fund's 2025 annual meeting of stockholders, including any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

The Proponent's proposal pursuant to Rule 14a-8 of the Exchange Act (the "Proposal") is as follows:

RESOLVED, that the shareholders of Eaton Vance California Municipal Bond Fund (the "Fund") request that the Board of Trustees of the Fund (the "Board") take all necessary steps in its power to declassify the Board so that all trustees are elected on an annual basis starting at the next annual meeting of shareholders.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.

Saba hereby represents that the Proponent has continuously and beneficially owned Common Shares with a market value of not less than $25,000 for at least one year prior to the date of the submission of Proposal, and intends to continue to hold the requisite number of Common Shares through the date of the Meeting.  A letter from the Proponent's broker confirming the above ownership is attached as Exhibit A hereto.

In accordance with Rule 14a-8(b)(1)(iii) of the Exchange Act, the Proponent represents that its representatives are able to meet with the Fund via teleconference no less than 10 calendar days, nor more than 30 calendar days, after submission of the Proposal.  The Proponent will assume that the regular business hours of the Fund's principal executive offices, which are located in Boston, are between 9:00 a.m. and 5:30 p.m. ET, unless otherwise notified by the Fund. To that end, certain representatives of the Proponent are available to discuss the Proposal during the following business days and at the following times by teleconference:

  March 17, 2025, between 2:00 p.m. and 5:00 p.m. ET
  March 18, 2025, between 2:00 p.m. and 5:00 p.m. ET
  March 19, 2025, between 2:00 p.m. and 5:00 p.m. ET

The Proponent's contact information is as follows:

c/o Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attn: Michael D'Angelo

Email: Michael.Dangelo@sabacapital.com

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that the Proponent may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

By:	Saba Capital Management, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Operating Officer and General Counsel

cc: The Board of Trustees of the Fund

EXHIBIT A

Broker Letter

[See attached]